

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Kia Jing Tan
Chief Financial Officer
Ambow Education Holding Ltd.
12th Floor, Tower 1, Financial Street,
Chang'an Center,
Shijingshan District, Beijing 100043
People's Republic of China

> Re: **Ambow Education Holding Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-3**
> **Filed September 14, 2022**
> **File No. 333-264878**

Dear Mr. Tan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-3 filed September 14, 2022

Prospectus Summary
Permissions Required from the PRC Authorities for Our Operations and Listing, page 5

1. We note your response to comment 3 and reissue. Please revise your disclosure to explain whether you and all of your PRC subsidiaries and the consolidated VIEs believe that you are required to obtain any permissions or approvals even though you state that none of these entities have "received any disapprovals or denies from any PRC regulatory authorities." In this regard, we note that your current disclosure that you believe you are not required to obtain approvals pertains only to approvals from the CSRC and/or the

CAC. The disclosure here should not be qualified by materiality. Please make consistent revisions where you discuss permissions and approvals throughout the document. Additionally, please revise this section to state the basis for your conclusions regarding whether approvals are required.

Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tahra Wright, Esq.